Financial Supplement
2011 Second Quarter Report



Corporate Headquarters	FBL Financial Group, Inc. 5400 University Avenue West Des Moines, Iowa 50266-5997 (515) 225-5400
Financial Inquiries	*For more information contact:* Jim Brannen Chief Financial Officer Jim.Brannen@FBLFinancial.com (515) 225-5631 Don Seibel Vice President - Finance Don.Seibel@FBLFinancial.com (515) 226-6399 Kathleen Till Stange Investor Relations Vice President Kathleen.TillStange@FBLFinancial.com (515) 226-6780
Internet Information	FBL Financial Group, Inc. www.fblfinancial.com
Stock Symbol	NYSE: FFG
Transfer Agent	The Bank of New York Mellon c/o BNY Mellon Shareowner Services Shareholder Relations Department P.O. Box 358015 Jersey City, NJ 07310-1900 www.bnymellon.com/shareowner



FBL Financial Group, Inc.
Financial Supplement (Unaudited)
June 30, 2011
Table of Contents/Notes

NOTE 1: In addition to net income, FBL Financial Group has consistently used operating income (loss), a non-GAAP financial measure common in the life insurance industry, as a primary economic measure to evaluate its financial performance. Operating income (loss) for the periods presented equals net income adjusted to eliminate the impact of realized gains and losses on investments and changes in net unrealized gains and losses on derivatives.

We use operating income (loss), in addition to net income, to measure our performance since realized gains and losses on investments and the change in net unrealized gains and losses on derivatives can fluctuate greatly from quarter to quarter. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income. Specifically, call options relating to our index business are one or two-year assets while the embedded derivative in the index contracts represents the rights of the contract holder to receive index credits over the entire period the index annuities are expected to be in force. For our other embedded derivatives and interest rate swaps, the instruments are marked to market, but the associated liabilities are not marked to market. A view of our operating performance without the impact of these mismatches and nonrecurring items enhances the analysis of our results. We use operating income for goal setting, determining short-term incentive compensation and evaluating performance on a basis comparable to that used by many in the investment community.

NOTE 2: Certain financial information presented herein may not add due to rounding.

FBL Financial Group, Inc.
Consolidated Balance Sheets (Unaudited)
(Dollars in thousands)

	June 30, 2011	December 31, 2010
Assets		
Investments:		
Fixed maturity securities - available for sale, at fair value (amortized cost: 2011 - $11,508,155; 2010 - $10,974,330)	$ 11,894,416	$ 11,128,524
Equity securities - available for sale, at fair value (cost: 2011 - $80,053; 2010 - $77,689)	83,287	78,656
Mortgage loans	1,242,370	1,254,437
Derivative instruments	49,041	40,729
Real estate	12,428	13,554
Policy loans	170,629	170,341
Other long-term investments	118	132
Short-term investments	53,994	383,369
Total investments	13,506,283	13,069,742
Cash and cash equivalents	174,412	4,794
Securities and indebtedness of related parties	72,229	57,832
Accrued investment income	143,087	135,384
Amounts receivable from affiliates	4,503	2,025
Reinsurance recoverable	117,526	122,326
Deferred policy acquisition costs	739,130	812,025
Deferred sales inducements	236,602	259,148
Value of insurance in force acquired	31,173	27,706
Current income taxes recoverable	7,845	17,914
Other assets	70,895	72,154
Assets held in separate accounts	759,927	753,050
Total assets	$ 15,863,612	$ 15,334,100

FBL Financial Group, Inc.
Consolidated Balance Sheets (Continued)
(Dollars in thousands)

	June 30, 2011	December 31, 2010
Liabilities and stockholders' equity		
Liabilities:		
Future policy benefits:		
Interest sensitive and index products	$ 11,016,779	$ 10,645,927
Traditional life insurance and accident and health products	1,379,377	1,362,410
Other policy claims and benefits	49,845	51,393
Supplementary contracts without life contingencies	501,616	506,167
Advance premiums and other deposits	205,596	188,577
Amounts payable to affiliates	315	573
Short-term debt payable to affiliates	—	100,000
Long-term debt payable to affiliates	99,927	—
Long-term debt payable to non-affiliates	271,212	271,168
Deferred income taxes	165,788	131,174
Other liabilities	133,235	177,247
Liabilities related to separate accounts	759,927	753,050
Total liabilities	14,583,617	14,187,686
Stockholders' equity:		
FBL Financial Group, Inc. stockholders' equity		
Preferred stock, without par value, at liquidation value - authorized 10,000,000 shares, issued and outstanding 5,000,000 Series B shares	3,000	3,000
Class A common stock, without par value - authorized 88,500,000 shares, issued and outstanding 30,013,406 shares in 2011 and 29,749,068 shares in 2010	126,105	118,165
Class B common stock, without par value - authorized 1,500,000 shares, issued and outstanding 1,192,990 shares	7,522	7,522
Accumulated other comprehensive income	105,403	39,895
Retained earnings	1,037,892	977,740
Total FBL Financial Group, Inc. stockholders' equity	1,279,922	1,146,322
Noncontrolling interest	73	92
Total stockholders' equity	1,279,995	1,146,414
Total liabilities and stockholders' equity	$ 15,863,612	$ 15,334,100

FBL Financial Group, Inc.
Consolidated Statements of Operations (Unaudited)
(Dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,	
	2011	2010	2011	2010
Revenues:				
Interest sensitive and index product charges	$ 29,567	$ 30,435	$ 60,370	$ 60,438
Traditional life insurance premiums	44,139	42,791	85,526	82,036
Net investment income	188,292	179,908	374,811	357,997
Derivative income (loss)	307	(54,285)	35,847	(31,949)
Net realized capital gains on sales of investments	6,877	2,187	11,261	6,916
Total other-than-temporary impairment losses	(13,029)	(31,356)	(31,091)	(58,510)
Non-credit portion in other comprehensive income	8,081	24,262	13,819	43,394
Net impairment loss recognized in earnings	(4,948)	(7,094)	(17,272)	(15,116)
Other income	3,980	3,931	8,979	6,950
Total revenues	268,214	197,873	559,522	467,272
Benefits and expenses:				
Interest sensitive and index product benefits	137,646	128,454	273,932	250,638
Change in value of index product embedded derivatives	(10,586)	(58,602)	1,665	(32,546)
Traditional life insurance benefits	37,717	31,211	74,315	68,520
Policyholder dividends	4,356	4,387	8,656	9,060
Underwriting, acquisition and insurance expenses	32,004	49,663	85,988	93,601
Interest expense	5,631	6,117	11,740	12,235
Other expenses	7,504	5,055	12,404	9,309
Total benefits and expenses	214,272	166,285	468,700	410,817
	53,942	31,588	90,822	56,455
Income taxes	(16,819)	(10,511)	(28,607)	(18,466)
Equity income, net of related income taxes	405	1,207	1,804	2,302
Net income	37,528	22,284	64,019	40,291
Net loss attributable to noncontrolling interest	18	39	20	53
Net income attributable to FBL Financial Group, Inc.	$ 37,546	$ 22,323	$ 64,039	$ 40,344
Earnings per common share	$ 1.22	$ 0.73	$ 2.09	$ 1.33
Earnings per common share - assuming dilution	$ 1.20	$ 0.73	$ 2.05	$ 1.32
Cash dividends per common share	$ 0.0625	$ 0.0625	$ 0.1250	$ 0.1250

FBL Financial Group, Inc.
Consolidated Statements of Operating Income
(Dollars in thousands, except per share data)

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Operating revenues:					
Interest sensitive and index product charges	$ 30,427	$ 28,388	$ 30,878	$ 30,786	**$ 29,574**
Traditional life insurance premiums	42,791	38,721	41,299	41,387	**44,139**
Net investment income	179,908	181,974	181,399	186,519	**188,292**
Derivative income	12,474	8,372	10,634	15,536	**23,868**
Other income	3,931	3,562	3,776	4,999	**3,980**
Total operating revenues	269,531	261,017	267,986	279,227	**289,853**
Benefits and expenses:					
Interest sensitive and index product benefits	132,685	125,317	129,669	134,493	**142,325**
Traditional life insurance benefits	31,211	35,242	33,409	36,598	**37,717**
Policyholder dividends	4,387	4,193	4,318	4,300	**4,356**
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	3,283	3,397	3,498	3,923	**4,404**
Amortization of deferred policy acquisition costs	32,718	20,036	21,871	29,765	**20,897**
Amortization of value of insurance in force acquired	593	406	32	362	**(6,172)**
Other underwriting expenses	18,619	19,468	18,894	18,613	**19,616**
Total underwriting, acquisition and insurance expenses	55,213	43,307	44,295	52,663	**38,745**
Interest expense	6,117	6,099	6,120	6,109	**5,631**
Other expenses	5,055	4,310	5,335	4,900	**7,504**
Total benefits and expenses	234,668	218,468	223,146	239,063	**236,278**
	34,863	42,549	44,840	40,164	**53,575**
Income taxes	(11,658)	(14,343)	(15,722)	(12,937)	**(16,690)**
Net loss (income) attributable to noncontrolling interest	39	26	(1)	2	**18**
Equity income, net of related income taxes	1,207	1,955	1,184	1,399	**405**
Operating income	**24,451**	**30,187**	**30,301**	**28,628**	**37,308**
Realized gains/losses on investments, net of offsets	(2,052)	1,567	14,259	(2,686)	**1,407**
Change in net unrealized gains/losses on derivatives, net of offsets	(76)	(3,077)	7,072	551	**(1,169)**
Net income attributable to FBL Financial Group, Inc.	**$ 22,323**	**$ 28,677**	**$ 51,632**	**$ 26,493**	**$ 37,546**
Operating income per common share - assuming dilution	**$ 0.80**	**$ 0.98**	**$ 0.98**	**$ 0.92**	**$ 1.19**
Earnings per common share - assuming dilution	**$ 0.73**	**$ 0.93**	**$ 1.67**	**$ 0.85**	**$ 1.20**
Weighted average common shares outstanding (in thousands):					
Basic	30,387	30,428	30,495	30,612	**30,733**
Effect of dilutive securities	300	269	460	510	**474**
Diluted	30,687	30,697	30,955	31,122	**31,207**
Operating return on equity, excluding AOCI - last twelve months	10.3%	10.8%	10.2%	10.7%	**11.5%**
Operating return on equity, including AOCI - last twelve months	11.6%	11.0%	10.1%	10.2%	**10.8%**

FBL Financial Group, Inc.
Segment Information

We analyze operations by reviewing financial information regarding products that are aggregated into four product segments. The product segments are (1) Traditional Annuity - Exclusive Distribution ("Exclusive Annuity"), (2) Traditional Annuity - Independent Distribution ("Independent Annuity"), (3) Traditional and Universal Life Insurance and (4) Variable. We also have various support operations and corporate capital that are aggregated into the Corporate and Other segment.

The Exclusive Annuity segment primarily consists of fixed rate annuities and supplementary contracts (some of which involve life contingencies) sold through our exclusive agency distribution. Fixed rate annuities provide for tax-deferred savings and supplementary contracts provide for the systematic repayment of funds that accumulate interest. Fixed rate annuities consist primarily of flexible premium deferred annuities, but also include single premium deferred and immediate contracts. With fixed rate annuities, we bear the underlying investment risk and credit interest to the contracts at rates we determine, subject to interest rate guarantees.

The Independent Annuity segment consists of fixed rate and index annuities and supplementary contracts (some of which involve life contingencies) sold through our independent distribution or assumed through coinsurance agreements. With index annuity products, we bear the underlying investment risk and credit interest in an amount equal to a percentage of the gain in a specified market index, subject to minimum guarantees.

The Traditional and Universal Life Insurance segment consists of whole life, term life and universal life policies. These policies provide benefits upon the death of the insured and may also allow the customer to build cash value on a tax-deferred basis.

The Variable segment consists of variable universal life insurance and variable annuity contracts. These products are similar to universal life insurance and traditional annuity contracts, except the contract holder has the option to direct the cash value of the contract to a wide range of investment sub-accounts, thereby passing the investment risk to the contract holder. During 2010, we discontinued underwriting new sales of variable products and terminated new sales with our variable alliance partners during 2010 and 2011. We continue to receive premiums from sales that occurred prior to this change. During 2010, our Farm Bureau Life distribution channel began selling variable products underwritten by a large well-known insurance company with variable product expertise. We earn fees from the sale of brokered products, which are reported as other income. A portion of these fees are passed on to the agents as commissions for the underlying sales. The decision to discontinue underwriting variable products was made because we lacked the scale necessary to generate acceptable returns and be competitive in this product line over time. The existing in force business remains on our books and we will continue to administer this business.

The Corporate and Other segment consists of the following corporate items and products/services that do not meet the quantitative threshold for separate segment reporting:

- investments and related investment income not specifically allocated to our product segments;
- interest expense;
- accident and health insurance products, primarily a closed block of group policies;
- investment management and advisory services;
- marketing and distribution services for the sale of mutual funds and insurance products not issued by us; and
- leasing services, primarily with affiliates.

We analyze our segment results based on pre-tax operating income (loss). Accordingly, income taxes are not allocated to the segments. In addition, operating results are reported net of transactions between the segments.

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss)

Quarter Ended June 30, 2011	Traditional Annuity - Exclusive		Traditional Annuity - Independent		Traditional & Universal Life Insurance		Variable		Corporate & Other		Consolidated	
					(Dollars in thousands)							
Operating revenues:												
Interest sensitive and index product charges	$	154	$	4,786	$	12,838	$	11,796	$	—	$	29,574
Traditional life insurance premiums		—		—		44,139		—		—		44,139
Net investment income		47,290		99,184		34,205		4,400		3,213		188,292
Derivative income (loss)		(418)		24,286		—		—		—		23,868
Other income		1		—		60		1,008		2,911		3,980
Total operating revenues		47,027		128,256		91,242		17,204		6,124		289,853
Benefits and expenses:												
Interest sensitive and index product benefits		25,194		94,297		15,479		7,355		—		142,325
Traditional life insurance benefits		—		—		37,717		—		—		37,717
Policyholder dividends		—		—		4,356		—		—		4,356
Underwriting, acquisition and insurance expenses:												
Commission expense, net of deferrals		—		—		3,369		1,035		—		4,404
Amortization of deferred policy acquisition costs		3,326		9,034		5,415		3,122		—		20,897
Amortization of value of insurance in force acquired		317		—		(6,489)		—		—		(6,172)
Other underwriting expenses		2,246		4,410		9,368		3,152		440		19,616
Total underwriting, acquisition and insurance expenses		5,889		13,444		11,663		7,309		440		38,745
Interest expense		—		—		—		—		5,631		5,631
Other expenses		—		—		—		1,095		6,409		7,504
Total benefits and expenses		31,083		107,741		69,215		15,759		12,480		236,278
		15,944		20,515		22,027		1,445		(6,356)		53,575
Net loss attributable to noncontrolling interest		—		—		—		—		18		18
Equity income, before tax		—		—		—		—		622		622
Pre-tax operating income (loss)	$	15,944	$	20,515	$	22,027	$	1,445	$	(5,716)	$	54,215

7

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss) (Continued)

Quarter Ended June 30, 2010	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
	(Dollars in thousands)					
Operating revenues:						
Interest sensitive and index product charges	$ 151	$ 6,326	$ 11,420	$ 12,530	$ —	$ 30,427
Traditional life insurance premiums	—	—	42,791	—	—	42,791
Net investment income	42,808	97,284	33,354	4,100	2,362	179,908
Derivative income (loss)	(558)	13,551	—	—	(519)	12,474
Other income	6	—	210	593	3,122	3,931
Total operating revenues	42,407	117,161	87,775	17,223	4,965	269,531
Benefits and expenses:						
Interest sensitive and index product benefits	25,278	87,237	14,113	6,057	—	132,685
Traditional life insurance benefits	—	—	31,211	—	—	31,211
Policyholder dividends	—	—	4,387	—	—	4,387
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,617	666	—	3,283
Amortization of deferred policy acquisition costs	2,959	13,917	6,697	9,145	—	32,718
Amortization of value of insurance in force acquired	80	—	513	—	—	593
Other underwriting expenses	2,272	4,093	8,699	3,027	528	18,619
Total underwriting, acquisition and insurance expenses	5,311	18,010	18,526	12,838	528	55,213
Interest expense	—	—	—	—	6,117	6,117
Other expenses	—	—	—	481	4,574	5,055
Total benefits and expenses	30,589	105,247	68,237	19,376	11,219	234,668
	11,818	11,914	19,538	(2,153)	(6,254)	34,863
Net loss attributable to noncontrolling interest	—	—	—	—	39	39
Equity income, before tax	—	—	—	—	1,857	1,857
Pre-tax operating income (loss)	$ 11,818	$ 11,914	$ 19,538	$ (2,153)	$ (4,358)	$ 36,759

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Exclusive Distribution Segment

Pre-tax Operating Income	Q2 2010		Q3 2010		Q4 2010		Q1 2011		Q2 2011	
				(Dollars in thousands)						
Operating revenues:										
Interest sensitive and index product charges	$	151	$	158	$	123	$	161	$	154
Net investment income		42,808		43,341		43,591		44,421		47,290
Derivative income (loss):										
Proceeds from option settlements		168		52		86		177		87
Cost of money for call options		(73)		(69)		(65)		(64)		(65)
Cost of interest rate swaps		(653)		(651)		(659)		(658)		(440)
Total derivative loss		(558)		(668)		(638)		(545)		(418)
Other income		6		1		3		—		1
Total operating revenues		42,407		42,832		43,079		44,037		47,027
Benefits and expenses:										
Interest sensitive and index product benefits		25,278		24,925		24,409		24,674		25,194
Underwriting, acquisition and insurance expenses:										
Amortization of deferred policy acquisition costs		2,959		172		2,969		2,501		3,326
Amortization of value of insurance in force		80		(92)		(1,029)		(150)		317
Other underwriting expenses		2,272		2,215		2,132		2,149		2,246
Total underwriting, acquisition and insurance expenses		5,311		2,295		4,072		4,500		5,889
Total benefits and expenses		30,589		27,220		28,481		29,174		31,083
Pre-tax operating income	$	11,818	$	15,612	$	14,598	$	14,863	$	15,944
Selected balance sheet data, securities at cost:										
Assets:										
Investments	$ 2,937,670		$ 2,980,444		$ 3,025,565		$ 3,136,065		$3,248,310	
Deferred policy acquisition costs		93,888		98,586		98,896		102,505		104,610
Value of insurance in force acquired		11,126		11,237		12,143		12,269		11,952
Liabilities and equity:										
Liabilities:										
Interest sensitive and index product reserves	$ 2,482,923		$ 2,518,748		$ 2,581,300		$ 2,673,069		$2,746,674	
Other insurance reserves		368,482		368,622		369,685		371,179		373,987
Allocated equity, excluding AOCI		265,805		269,158		275,088		261,156		267,712
Other data:										
Number of direct contracts		53,350		53,313		53,428		53,608		53,881
Portfolio yield net of assumed defaults		5.72%		5.73%		5.79%		5.70%		5.75%
Credited rate		3.71		3.66		3.49		3.43		3.42
Spread on direct fixed annuities at end of quarter (1)		2.01%		2.07%		2.30%		2.27%		2.33%
Interest sensitive and index product reserve										
Individual deferred annuity reserve:										
Balance, beginning of period	$ 1,848,000		$ 1,896,788		$ 1,931,756		$ 1,974,661		$2,043,957	
Deposits		78,113		73,393		77,587		116,089		99,347
Withdrawals, surrenders and death benefits		(30,803)		(40,404)		(33,865)		(41,443)		(37,930)
Net flows		47,310		32,989		43,722		74,646		61,417
Policyholder interest/index credits		16,982		17,025		16,682		16,895		17,104
Annuitizations and other		(15,504)		(15,046)		(17,499)		(22,245)		(20,031)
Balance, end of period		1,896,788		1,931,756		1,974,661		2,043,957		2,102,447
Other interest sensitive reserves		586,135		586,992		606,639		629,112		644,227
Total interest sensitive and index product reserves	$ 2,482,923		$ 2,518,748		$ 2,581,300		$ 2,673,069		$2,746,674	

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Pre-tax Operating Income		(Dollars in thousands)			
Operating revenues:					
Interest sensitive and index product charges	$ 6,326	$ 5,510	$ 7,172	$ 6,302	**$ 4,786**
Net investment income	97,284	99,051	97,359	100,335	**99,184**
Derivative income:					
Proceeds from option settlements	34,751	30,660	31,875	36,555	**44,757**
Cost of money for call options	(21,200)	(21,122)	(20,570)	(20,474)	**(20,471)**
Total derivative income	13,551	9,538	11,305	16,081	**24,286**
Total operating revenues	117,161	114,099	115,836	122,718	**128,256**
Benefits and expenses:					
Interest sensitive and index product benefits:					
Fixed rate annuities:					
Interest credited and other	34,886	35,411	35,422	34,660	**34,707**
Amortization of deferred sales inducements	702	773	1,344	1,014	**432**
Total fixed annuity product benefits	35,588	36,184	36,766	35,674	**35,139**
Index annuities:					
Interest credited	8,032	9,273	9,108	9,058	**9,080**
Amortization of deferred sales inducements	7,851	7,635	5,255	9,479	**7,756**
Index credits	35,766	29,896	32,426	33,359	**42,322**
Total index product benefits	51,649	46,804	46,789	51,896	**59,158**
Total interest sensitive and index product benefits	87,237	82,988	83,555	87,570	**94,297**
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	13,917	14,590	13,830	17,910	**9,034**
Other underwriting expenses	4,093	4,875	4,825	4,047	**4,410**
Total underwriting, acquisition and insurance expenses	18,010	19,465	18,655	21,957	**13,444**
Total benefits and expenses	105,247	102,453	102,210	109,527	**107,741**
Pre-tax operating income	$ 11,914	$ 11,646	$ 13,626	$ 13,191	**$ 20,515**
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 6,782,211	$ 6,892,612	$ 6,908,184	$ 6,985,882	**$ 7,031,955**
Deferred policy acquisition costs	414,492	426,675	403,036	403,016	**418,607**
Deferred sales inducements	253,957	263,351	247,428	247,943	**257,374**
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves - direct	$ 5,699,426	$ 5,859,771	$ 5,924,051	$ 6,057,649	**$ 6,155,133**
Interest sensitive and index product reserves - assumed	1,333,811	1,307,270	1,249,560	1,224,090	**1,200,666**
Other insurance reserves	158,848	158,381	156,386	151,956	**152,573**
Allocated equity, excluding AOCI	360,896	367,583	367,816	388,536	**392,745**

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment (Continued)

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
			(Dollars in thousands)		
Other data:					
Number of direct contracts	87,699	87,127	86,855	87,785	**88,158**
Fixed rate annuitites:					
Portfolio yield net of assumed defaults	5.60%	5.57%	5.55%	5.47%	**5.45%**
Credited rate	4.93	4.92	4.92	4.91	**4.86**
Spread on direct fixed rate annuities at end of quarter (1)	0.67%	0.65%	0.63%	0.56%	**0.59%**
Index annutities:					
Portfolio yield net of assumed defaults	5.66%	5.65%	5.64%	5.61%	**5.57%**
Credited rate/option cost	3.25	3.19	3.08	3.03	**2.96**
Spread on direct index annuities at end of quarter (1)	2.41%	2.46%	2.56%	2.58%	**2.61%**
Interest sensitive and index product reserve activity:					
Individual deferred annuity reserve:					
Balance, beginning of period	$ 7,077,823	$ 7,004,760	$ 7,037,713	$ 7,019,146	**$7,126,978**
Deposits	77,138	100,770	144,152	179,410	**177,206**
Withdrawals, surrenders and death benefits	(173,790)	(204,029)	(242,832)	(171,153)	**(213,966)**
Net flows	(96,652)	(103,259)	(98,680)	8,257	**(36,760)**
Policyholder interest/index credits	81,728	79,472	84,732	87,176	**96,169**
Derivative value change and other	(58,139)	56,740	(4,619)	12,399	**(10,409)**
Balance, end of period	7,004,760	7,037,713	7,019,146	7,126,978	**7,175,978**
Other interest sensitive reserves	28,477	129,328	154,465	154,761	**179,821**
Total interest sensitive and index product reserves	$ 7,033,237	$ 7,167,041	$ 7,173,611	$ 7,281,739	**$7,355,799**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment

Pre-tax Operating Income	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
		(Dollars in thousands)			
Operating revenues:					
Interest sensitive product charges	$ 11,420	$ 11,171	$ 11,922	$ 12,317	$ 12,838
Traditional life insurance premiums	42,791	38,721	41,299	41,387	44,139
Net investment income	33,354	33,478	33,720	34,089	34,205
Other income	210	35	45	97	60
Total operating revenues	87,775	83,405	86,986	87,890	91,242
Benefits and expenses:					
Interest sensitive product benefits:					
Interest credited	7,353	7,301	7,519	7,895	7,454
Death benefits	6,760	6,151	7,351	7,486	8,025
Total interest sensitive product benefits	14,113	13,452	14,870	15,381	15,479
Traditional life insurance benefits:					
Death benefits	12,496	14,929	13,599	17,713	16,023
Surrender and other benefits	9,690	9,522	8,144	10,216	9,123
Increase in traditional life future policy benefits	9,025	10,791	11,666	8,669	12,571
Total traditional life insurance benefits	31,211	35,242	33,409	36,598	37,717
Policyholder dividends	4,387	4,193	4,318	4,300	4,356
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	2,617	2,626	2,850	2,797	3,369
Amortization of deferred policy acquisition costs	6,697	6,306	4,882	7,934	5,415
Amortization of value of insurance in force acquired	513	498	1,059	510	(6,489)
Other underwriting expenses	8,699	8,722	8,490	8,878	9,368
Total underwriting, acquisition and insurance expenses	18,526	18,152	17,281	20,119	11,663
Total benefits and expenses	68,237	71,039	69,878	76,398	69,215
Pre-tax operating income	$ 19,538	$ 12,366	$ 17,108	$ 11,492	$ 22,027
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 2,104,604	$ 2,140,043	$ 2,140,593	$ 2,179,376	$ 2,214,276
Deferred policy acquisition costs	242,717	243,756	250,688	252,763	258,903
Deferred sales inducements	7,061	7,091	7,885	8,375	9,065
Value of insurance in force acquired	22,833	22,335	21,262	20,751	27,241
Liabilities and equity:					
Liabilities:					
Interest sensitive reserves	$ 630,016	$ 631,536	$ 636,199	$ 641,357	$ 651,805
Other insurance reserves	1,455,995	1,468,895	1,489,858	1,502,695	1,516,521
Allocated equity, excluding AOCI	313,155	315,358	318,845	324,308	327,325

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment (Continued)

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
		(Dollars in thousands, except face amounts in millions)			
Other data:					
Number of direct policies - traditional life	346,303	346,548	349,009	348,942	**350,219**
Number of direct policies - universal life	56,158	56,129	56,935	57,384	**57,701**
Direct face amounts - traditional life	$ 35,040	$ 35,469	$ 36,201	$ 36,475	**$ 37,091**
Direct face amounts - universal life	$ 5,068	$ 5,080	$ 5,212	$ 5,319	**$ 5,410**
Portfolio yield net of assumed defaults	6.13%	6.15%	6.19%	6.13%	**6.08%**
Credited rate	4.29	4.28	4.28	4.29	**4.29**
Spread on direct universal life at end of quarter (1)	1.84%	1.87%	1.91%	1.84%	**1.79%**
Interest sensitive reserve activity:					
Balance, beginning of period	$ 628,935	$ 630,016	$ 631,536	$ 636,199	**$ 641,357**
Deposits	13,597	13,838	18,258	18,823	**23,520**
Withdrawals and surrenders	(6,738)	(5,498)	(6,186)	(6,115)	**(5,683)**
Net flows	6,859	8,340	12,072	12,708	**17,837**
Policyholder interest credited	6,570	6,554	6,522	6,526	**6,486**
Policy charges	(11,634)	(11,638)	(12,290)	(12,634)	**(13,396)**
Benefits and other	(714)	(1,736)	(1,641)	(1,442)	**(479)**
Balance, end of period	$ 630,016	$ 631,536	$ 636,199	$ 641,357	**$ 651,805**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income (Loss)
Variable Segment

Pre-tax Operating Income (Loss)	Q2 2010		Q3 2010		Q4 2010		Q1 2011		Q2 2011	
			(Dollars in thousands, except face amounts in millions)							
Operating revenues:										
Interest sensitive product charges	$	12,530	$	11,549	$	11,661	$	12,006	$	11,796
Net investment income		4,100		4,167		4,273		4,555		4,400
Other income		593		881		1,074		1,403		1,008
Total operating revenues		17,223		16,597		17,008		17,964		17,204
Benefits and expenses:										
Interest sensitive product benefits:										
Interest credited		2,270		2,319		2,340		2,368		2,403
Death benefits		3,787		1,633		4,495		4,500		4,952
Total interest sensitive product benefits		6,057		3,952		6,835		6,868		7,355
Underwriting, acquisition and insurance expenses:										
Commission expense, net of deferrals		666		771		648		1,126		1,035
Amortization of deferred policy acquisition costs		9,145		(1,032)		190		1,420		3,122
Other underwriting expenses		3,027		3,073		2,879		2,854		3,152
Total underwriting, acquisition and insurance expenses		12,838		2,812		3,717		5,400		7,309
Other expenses		481		998		1,097		508		1,095
Total benefits and expenses		19,376		7,762		11,649		12,776		15,759
Pre-tax operating income (loss)	$	(2,153)	$	8,835	$	5,359	$	5,188	$	1,445
Selected balance sheet data, securities at cost:										
Assets:										
Investments	$	261,490	$	269,887	$	272,908	$	283,426	$	287,907
Deferred policy acquisition costs		147,489		149,024		150,109		149,999		147,371
Deferred sales inducements		2,557		2,557		2,538		2,552		2,531
Separate account assets		658,820		705,156		753,050		774,774		759,927
Liabilities and equity:										
Liabilities:										
Interest sensitive reserves	$	244,359	$	250,644	$	254,817	$	257,953	$	262,501
Other insurance reserves		29,497		31,251		32,861		33,280		36,456
Separate account liabilities		658,820		705,156		753,050		774,774		759,927
Allocated equity, excluding AOCI		105,776		108,515		110,566		109,779		112,173
Rollforward of separate account balances:										
Beginning separate account balance	$	726,825	$	658,820	$	705,156	$	753,050	$	774,774
Net premiums		14,380		5,166		6,599		9,630		9,790
Net investment income (loss)		(57,344)		64,559		62,085		36,119		2,010
Charges, benefits and surrenders		(25,041)		(23,389)		(20,790)		(24,025)		(26,647)
Ending separate account balance	$	658,820	$	705,156	$	753,050	$	774,774	$	759,927
Other data:										
Number of direct contracts - variable annuity		19,385		18,963		18,603		18,199		17,805
Number of direct policies - variable universal life		57,076		56,253		55,484		54,667		53,897
Direct face amounts - variable universal life	$	7,181	$	7,078	$	6,982	$	6,876	$	6,763

FBL Financial Group, Inc.
Statements of Pre-tax Operating Loss
Corporate and Other Segment

Pre-tax Operating Loss	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
			(Dollars in thousands)		
Operating revenues:					
Net investment income	$ 2,362	$ 1,937	$ 2,456	$ 3,119	**$ 3,213**
Derivative loss	(519)	(498)	(33)	—	**—**
Other income	3,122	2,645	2,654	3,499	**2,911**
Total operating revenues	4,965	4,084	5,077	6,618	**6,124**
Benefits and expenses:					
Other underwriting and insurance expenses	528	583	570	687	**440**
Interest expense	6,117	6,099	6,120	6,109	**5,631**
Other expenses	4,574	3,312	4,238	4,392	**6,409**
Total benefits and expenses	11,219	9,994	10,928	11,188	**12,480**
	(6,254)	(5,910)	(5,851)	(4,570)	**(6,356)**
Net loss (income) attributable to noncontrolling interest	39	26	(1)	2	**18**
Equity income, before tax	1,857	3,008	1,821	2,153	**622**
Pre-tax operating loss	$ (4,358)	$ (2,876)	$ (4,031)	$ (2,415)	**$ (5,716)**
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 366,331	$ 382,744	$ 567,331	$ 423,215	**$ 334,341**
Securities and indebtedness of related parties	50,859	55,196	57,846	65,151	**72,241**
Liabilities and equity:					
Liabilities:					
Insurance reserves	$ 62,058	$ 61,218	$ 61,040	$ 60,209	**$ 60,161**
Debt	371,126	371,147	371,168	371,191	**371,139**
Equity, excluding AOCI	(18,314)	(3,913)	31,112	49,119	**71,564**

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
			(Dollars in thousands)		
Traditional Annuity - Exclusive Distribution					
Balance - beginning of period	$ 92,333	$ 93,888	$ 98,586	$ 98,896	$ 102,505
Capitalization:					
Commissions	3,782	3,759	4,408	5,628	4,729
Expenses	785	952	777	1,002	947
Total capitalization	4,567	4,711	5,185	6,630	5,676
Amortization - operating basis, before impact of unlocking	(2,959)	(935)	(2,969)	(2,501)	(3,326)
Amortization - unlocking, operating basis	—	763	—	—	—
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(53)	159	(1,906)	(520)	(245)
Balance - end of period	$ 93,888	$ 98,586	$ 98,896	$ 102,505	$ 104,610
Traditional Annuity - Independent Distribution					
Balance - beginning of period	$ 668,206	$ 668,449	$ 690,026	$ 650,464	$ 650,959
Impact of reclassification of realized losses to AOCI	—	7,719	—	—	—
Capitalization:					
Commissions	6,364	10,512	14,546	17,337	16,348
Expenses	874	1,032	1,245	1,276	1,308
Deferral of sales inducements	5,414	7,369	10,442	12,745	12,993
Total capitalization	12,652	18,913	26,233	31,358	30,649
Amortization - operating basis, before impact of unlocking	(23,894)	(26,049)	(26,360)	(28,403)	(19,925)
Amortization - unlocking, operating basis	1,424	3,051	5,931	—	2,703
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	10,061	17,943	(45,366)	(2,460)	11,595
Balance - end of period	$ 668,449	$ 690,026	$ 650,464	$ 650,959	$ 675,981
Traditional & Universal Life Insurance					
Balance - beginning of period	$ 247,619	$ 249,778	$ 250,847	$ 258,573	$ 261,138
Capitalization:					
Commissions	4,431	3,659	7,713	6,282	6,671
Expenses	4,355	3,604	4,608	4,039	4,598
Deferral of sales inducements	123	91	917	682	818
Total capitalization	8,909	7,354	13,238	11,003	12,087
Amortization - operating basis, before impact of unlocking	(6,738)	(5,780)	(4,987)	(8,071)	(5,596)
Amortization - unlocking, operating basis	—	(586)	—	—	—
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(12)	81	(525)	(367)	339
Balance - end of period	$ 249,778	$ 250,847	$ 258,573	$ 261,138	$ 267,968

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment (Continued)

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
			(Dollars in thousands)		
Variable					
Balance - beginning of period	$ 157,456	$ 150,046	$ 151,581	$ 152,647	$ 152,551
Capitalization:					
Commissions	1,587	766	935	961	700
Expenses	381	200	104	91	63
Deferral of sales inducements	16	12	14	36	4
Total capitalization	1,984	978	1,053	1,088	767
Amortization - operating basis, before impact of unlocking	(9,325)	(342)	(220)	(1,441)	(1,792)
Amortization - unlocking, operating basis	151	1,362	—	—	(1,355)
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(220)	(463)	233	257	(269)
Balance - end of period	$ 150,046	$ 151,581	$ 152,647	$ 152,551	$ 149,902
Total					
Balance - beginning of period	$ 1,165,614	$ 1,162,161	$ 1,191,040	$ 1,160,580	$ 1,167,153
Impact of reclassification of realized losses to AOCI	—	7,719	—	—	—
Capitalization:					
Commissions	16,164	18,696	27,602	30,208	28,448
Expenses	6,395	5,788	6,734	6,408	6,916
Deferral of sales inducements	5,553	7,472	11,373	13,463	13,815
Total capitalization	28,112	31,956	45,709	50,079	49,179
Amortization - operating basis, before impact of unlocking	(42,916)	(33,106)	(34,536)	(40,416)	(30,639)
Amortization - unlocking, operating basis	1,575	4,590	5,931	—	1,348
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	9,776	17,720	(47,564)	(3,090)	11,420
Balance - end of period	1,162,161	1,191,040	1,160,580	1,167,153	1,198,461
Impact of realized/unrealized gains/losses in AOCI	(64,632)	(284,139)	(89,407)	(142,717)	(222,729)
Deferred policy acquisition costs/deferred sales inducements	$ 1,097,529	$ 906,901	$ 1,071,173	$ 1,024,436	$ 975,732

17

FBL Financial Group, Inc.
Collected Premiums

	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
		(Dollars in thousands)			
Traditional Annuity - Exclusive Distribution					
Individual:					
First year	$ 47,037	$ 41,926	$ 43,021	$ 73,715	$ 64,225
Renewal	32,391	31,812	34,929	42,915	36,515
Total individual	79,428	73,738	77,950	116,630	100,740
Group	2,563	2,423	1,850	2,844	4,045
Total Traditional Annuity - Exclusive Distribution	81,991	76,161	79,800	119,474	104,785
Traditional Annuity - Independent Distribution					
Direct:					
Fixed rate annuities	24,033	16,150	18,022	25,143	28,611
Index annuities	63,411	90,733	129,609	157,306	154,856
Total direct	87,444	106,883	147,631	182,449	183,467
Reinsurance	361	373	397	328	657
Total Traditional Annuity - Independent Distribution, net of reinsurance	87,805	107,256	148,028	182,777	184,124
Traditional and Universal Life Insurance					
Direct:					
Universal life:					
Exclusive distribution:					
First year	2,071	2,117	2,391	2,711	4,015
Renewal	11,258	10,282	11,216	11,747	12,417
Total exclusive distribution	13,329	12,399	13,607	14,458	16,432
Independent distribution	186	1,434	3,882	3,751	6,504
Total universal life	13,515	13,833	17,489	18,209	22,936
Participating whole life:					
First year	3,477	2,396	3,275	2,839	3,300
Renewal	25,472	22,754	23,618	24,105	25,480
Total particpating whole life	28,949	25,150	26,893	26,944	28,780
Term life and other:					
First year	3,394	3,084	2,971	2,688	2,970
Renewal	14,959	15,200	16,362	16,559	17,093
Total term life and other	18,353	18,284	19,333	19,247	20,063
Total direct	60,817	57,267	63,715	64,400	71,779
Reinsurance	(5,314)	(4,578)	(5,016)	(5,311)	(5,095)
Total Traditional and Universal Life Insurance, net of reinsurance	55,503	52,689	58,699	59,089	66,684
Variable					
Variable annuities (1)	18,849	10,514	10,241	12,617	9,918
Variable universal life (1)	12,229	11,303	11,110	11,270	11,415
Total	31,078	21,817	21,351	23,887	21,333
Reinsurance	(191)	(241)	(218)	(65)	(887)
Total Variable, net of reinsurance	30,887	21,576	21,133	23,822	20,446
Corporate and Other					
Accident and health premiums collected, net of reinsurance	29	36	261	69	34
Total collected premiums, net of reinsurance	$ 256,215	$ 257,718	$ 307,921	$ 385,231	$ 376,073

(1) Amounts are net of portion ceded to and include amounts assumed from alliance partners.

FBL Financial Group, Inc.
Parent Company Liquidity

	January - June 2011 Actual	July - December 2011 Projected (3)	Total
		(Dollars in thousands)	
Total cash and invested assets, beginning of period	$ 28,455	$ 26,941	$ 28,455
Sources:			
Dividends from insurance subsidiaries	10,000	10,000	20,000
Dividends from non-insurance subsidiaries	2,100	1,000	3,100
Investment income	184	526	710
Management fees from subsidiaries and affiliates	4,093	3,773	7,866
Total sources	16,377	15,299	31,676
Uses:			
Interest expense	(11,691)	(10,606)	(22,297)
Stockholders' dividends (1)	(3,887)	(3,912)	(7,799)
General expenses	(5,769)	(3,654)	(9,423)
Total uses	(21,347)	(18,172)	(39,519)
Other, net (2)	3,456	11,270	14,726
Total cash and invested assets, end of period	$ 26,941	$ 35,338	$ 35,338

(1)   The projected dividends are based on quarterly rates of $0.0075 per Series B redeemable preferred share and $0.0625 per common share. The common stock dividend rate for the remainder of 2011 is pending quarterly board of directors approval.

(2)   Other fluctuates from period to period primarily due to timing of settlements of amounts due to/from affiliates and external parties and the issuance of shares of company stock including option exercises.

(3)   Based on best estimates at June 30, 2011; actual results may differ materially.

FBL Financial Group, Inc.

Other Information

	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
		(Dollars in thousands, except per share data)			
Capitalization:					
Senior notes with affiliates, due 2015 (1)	$ 100,000	$ 100,000	$ 100,000	$ 100,000	**$ 99,927**
Senior notes, due 2014	75,227	75,213	75,199	75,185	**75,171**
Senior notes, due 2017	98,899	98,934	98,969	99,006	**99,041**
Trust preferred securities, due 2047	97,000	97,000	97,000	97,000	**97,000**
Total debt	371,126	371,147	371,168	371,191	**371,139**
Preferred stock	3,000	3,000	3,000	3,000	**3,000**
Common stockholders' equity, excluding AOCI	1,027,318	1,050,974	1,103,427	1,132,898	**1,171,519**
Total capitalization, excluding AOCI	1,401,444	1,425,121	1,477,595	1,507,089	**1,545,658**
Accumulated other comprehensive income	44,144	116,453	39,895	54,194	**105,403**
Total capitalization, including AOCI	$ 1,445,588	$ 1,541,574	$ 1,517,490	$ 1,561,283	**$ 1,651,061**
Common shares outstanding	30,822,113	30,865,606	30,942,058	31,134,662	**31,206,396**
Book Value per Share:					
Excluding AOCI	$ 33.33	$ 34.05	$ 35.66	$ 36.39	**$ 37.54**
Including AOCI	34.76	37.82	36.95	38.13	**40.92**
Debt-to-Capital Ratio:					
Excluding AOCI	26.5%	26.0%	25.1%	24.6%	**24.0%**
Including AOCI	25.7	24.1	24.5	23.8	**22.5**
Debt-to-Capital Ratio with 100% Credit for Trust Preferred Securities:					
Excluding AOCI	19.6%	19.2%	18.6%	18.2%	**17.7%**
Including AOCI	19.0	17.8	18.1	17.6	**16.6**
Class A Common Ownership:					
Iowa Farm Bureau Federation	52.0%	51.9%	51.7%	51.4%	**51.3%**
Other Farm Bureau entities	7.5	7.4	7.4	7.3	**7.3**
Public	40.5	40.7	40.9	41.3	**41.4**
	100.0%	100.0%	100.0%	100.0%	**100.0%**

(1) Senior notes with affiliates originally due in November 2011 were refinanced with original holders in the second quarter of 2011.

FBL Financial Group, Inc.
Other Information (Continued)

	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Quality of Fixed Maturity Securities:					
AAA, AA, A	61.9%	61.8%	62.8%	62.4%	**63.3%**
BBB	32.9	33.0	31.0	30.9	**30.4**
BB	3.8	3.7	3.9	4.1	**3.9**
<BB	1.4	1.5	2.3	2.6	**2.4**
Investment by Type:					
Fixed maturities	60.1%	60.5%	58.5%	59.9%	**60.6%**
Residential mortgage-backed	15.4	14.7	15.1	14.9	**15.4**
Commercial mortgage-backed	7.9	7.8	8.0	8.0	**8.1**
Other asset-backed	2.6	3.3	3.7	3.8	**4.1**
Mortgage loans	10.2	9.6	9.5	9.3	**9.1**
Equity securities	0.6	0.6	0.6	0.6	**0.6**
Other	3.2	3.5	4.6	3.5	**2.1**
Agent Strength Totals:					
Farm Bureau Life channel:					
8-state Farm Bureau Property & Casualty channel	1,216	1,228	1,205	1,187	**1,190**
7 life-only states	800	795	791	793	**707**
Total Farm Bureau Life channel	2,016	2,023	1,996	1,980	**1,897**
EquiTrust Life channel:					
Independent agents	18,089	18,077	17,316	15,322	**14,709**